February 14, 2006


Mail Stop 4561


Mr. Peter L. Vosotas
Chief Executive Officer
Nicholas Financial, Inc.
2454 McMullen Booth Road
Building C
Clearwater, Florida 33759

      RE:	Nicholas Financial Inc.
      Form 10-KSB for year ended March 31, 2005
      File No. 0-26680

Dear Mr. Vosotas:

	We have completed our review of your Form 10-KSB and have no further comments at this time.

								Sincerely,



      Donald Walker
								Senior Assistant Chief
Accountant